

April 26, 2012

Via E-mail
William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
401 Park Avenue South
New York, NY 10016

> Re: **HMS Holdings Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 8-K/A**
> **Filed on February 29, 2012**
> **File No. 000-50194**

Dear Mr. Lucia:

We have reviewed your filings and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Acquisitions

HDI Holdings, Inc., page 61

1.   You indicate that you assigned a useful life of 7 to 10 years for the intangible asset of client relationships. Describe how this useful life was determined. Tell us what consideration you gave to the terms of HDI Holdings, Inc.'s contracts with the three

major customers only extending through February 2012, December 2012, and March 2013, as noted from the disclosure in Note 1 to the HDI Holdings, Inc. financial statements included as an exhibit to the Form 8-K/A filed on February 29, 2012. Also, address how long the customers have been associated with HDI Holdings, Inc., especially for the major customers listed in Note 1. Refer to ASC 350-30-35-3.

2. We note from your disclosure in the pro forma financial statements included as an exhibit to Form 8-K/A filed on February 29, 2012 that you assigned a useful life of 10 years for capitalized software included in property and equipment acquired in the HDI Holdings, Inc. business combination. Describe the nature of the capitalized software and explain in reasonable detail how the useful life of 10 years was determined. Tell us how you considered each of the factors in ASC 350-50-35-5.

Exhibits Index, page 79

3. We note that you have omitted the schedules and exhibits to the Credit Agreement dated December 16, 2011, between the company, guarantors, and certain bank lenders which you incorporate by reference from Exhibit 10.1 to your Form 8-K filed on December 19, 2011. The schedules and exhibits appear to be material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that Schedule 1.01 sets out the initial amount of each lender's commitment. Please tell us your basis for omitting this information. Be advised that Item 601(b)(2) of Regulation S-K is the only provision which allows the omission of certain schedules and exhibits to agreements that are not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William C. Lucia
HMS Holdings Corp.
April 26, 2012
Page 3

   You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief